SCHEDULE 13D
CUSIP No. 019223 10 6	Page 1 of 2 Pages

EXHIBIT B

JB Capital Partners 5 Evan Place Armonk, New York 10504 (914) 273-4709

October 18, 2004

VIA FACSIMILE AND U.S. Mail

Mr. Hugh Sawyer
President and Chief Executive Officer
Allied Holdings, Inc.
160 Clairemont Avenue
Decatur, Georgia 30030

Dear Hugh:

I am the general partner of JB Capital Partners, L.P. ("JB Capital"), an investment limited partnership with a philosophy of making long-term investments.  JB Capital's and my personal holdings in Allied Holdings Inc. ("Allied") total 1,069,900 shares of Allied or 12.1% of the shares outstanding.

I am writing to you to request a seat on the Board of Directors of Allied.  Excluding options currently granted to independent directors, my personal ownership and JB Capital's ownership represent approximately 50 times the combined interest of all the current independent directors who have never been employed by Allied.  As a Director with a large personal financial and fiduciary interest and no ties to Allied's management, I would be personally motivated only to protect the investment of all shareholders of Allied.

I believe the car hauling industry is going through significant changes.  Companies competing in the car hauling industry are financially leveraged.  At the same time the industry is going through a major consolidation.  Allied in particular will be required to refinance its debt in the next few years   To protect and maximize the investment of all shareholders in Allied, I want to make certain that all proposed financial transactions are in the best interest of all shareholders.  The interest of all shareholders will best be protected by an independent shareholder with a large personal and fiduciary ownership interest serving on the Board of Directors.

SCHEDULE 13D
CUSIP No. 019223 10 6	Page 2 of 2 Pages

Hugh, I am not questioning your judgment or integrity or the judgment or integrity of any other Director at this point.  The importance of properly managing Allied through changes in the industry and the challenging economic conditions has made me request an appointment to the Board of Directors.  Allied's failure to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, however, has forced me to request the appointment immediately.

I look forward to hearing from you and the Board of Directors regarding my request at your earliest convenience.

Sincerely,

/s/ Alan W. Weber

Alan W. Weber cc: Board of Directors T. Duffy D. Rawden